Exhibit (a)(14)

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

[Additional counsel appear on signature page]

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

WIMBERLY VENTURES, LLC, on Behalf	)	Case No. ‘18CV0082 BEN BGS
of Itself and All Others Similarly Situated,	)
)
	)	CLASS ACTION
Plaintiff,	)
	)	CLASS ACTION COMPLAINT
vs.	)	FOR VIOLATIONS OF THE
	)	FEDERAL SECURITIES LAWS
IGNYTA, INC., JONATHAN E. LIM,	)
JAMES BRISTOL, HEINRICH	)	JURY TRIAL DEMANDED
DREISMANN, STEVEN HOERTER,	)
ALEXANDER CASDIN, and JAMES	)
FREDDO,	)
)
)
Defendants.	)
)
)
)
)

Plaintiff Wimberly Ventures, LLC (“Plaintiff”), by and through its undersigned counsel, for its complaint against defendants, alleges upon personal knowledge with respect to itself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Ignyta, Inc. (“Ignyta” or the “Company”) against Ignyta and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”) and to enjoin the expiration of a tender offer (the “Tender Offer”), pursuant to which Ignyta will be acquired by Roche Holdings, Inc. (“Roche”), through its wholly owned subsidiary Abingdon Acquisition Corp. (“Purchaser”) (the “Proposed Transaction”).

2. On December 22, 2017, Ignyta and Roche issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to sell Ignyta to Roche. Under the terms of the Merger Agreement, Roche will acquire all outstanding shares of Ignyta for $27.00 in cash per Ignyta common share (the “Offer Price”). The Tender Offer commenced on January 10, 2018 and is scheduled to expire at 12:00 midnight, Eastern time, at the end of the day on February 7, 2018. The Proposed Transaction is valued at approximately $1.7 billion.

3. On January 10, 2018, Ignyta filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that Ignyta stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) Ignyta management’s financial projections, relied upon by the Company’s financial advisors BofA Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and J.P. Morgan Securities LLC (“J.P. Morgan”) in their fairness opinions; (ii) the sale process that resulted in the Proposed Transaction; (iii) the data and inputs underlying the financial valuation analyses that support the fairness opinions provided by BofA Merrill Lynch and J.P. Morgan; and (iv) Ignyta insiders’

potential conflicts of interest. The failure to adequately disclose such material information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act as Ignyta stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

4. In short, the Proposed Transaction will unlawfully divest Ignyta’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Ignyta is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

THE PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Ignyta.

9. Defendant Ignyta is a Delaware corporation with its principal executive offices located at 4545 Towne Centre Court, San Diego, California 92121. Ignyta is a biotechnology company focused on precision medicine in oncology. The Company’s common stock is traded on the NASDAQ Capital Market under the ticker symbol “RXDX.”

10. Defendant Jonathan E. Lim (“Lim”) is a co-founder of the Company, has been Chairman of the Board since August 2011 and has been Chief Executive Officer (“CEO”) and President of the Company since July 2012.

11. Defendant James Bristol (“Bristol”) has been a director of the Company since February 2014.

12. Defendant Heinrich Dreismann (“Dreismann”) has been a director of the Company since October 2013. From 1985 to 2006, defendant Dreismann held several senior positions at Roche Molecular Systems, Inc., a subsidiary of Roche, including serving as President and CEO of Roche Molecular Systems.

13. Defendant Steven Hoerter (“Hoerter”) has been a director of the Company since December 2016.

14. Defendant Alexander Casdin (“Casdin”) has been a director of the Company since October 2013.

15. Defendant James Freddo (“Freddo”) has been a director of the Company since February 2014. Defendant Freddo previously served as a consultant to Ignyta from July 2013 to February 2014, in the position of Chief Medical Officer.

16. Defendants Lim, Bristol, Dreismann, Hoerter, Casdin and Freddo are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

17. Roche is a Delaware corporation with its principal executive offices at Tax Department, 1 DNA Way, Bldg. 82—MS24, South San Francisco, California 94080. Roche is an indirect subsidiary of Roche Holding Ltd.

18. Roche Holding Ltd. is a Swiss joint-stock company and, through its subsidiaries, engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics

19. Purchaser is a Delaware corporation and a wholly owned subsidiary of Roche.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own Ignyta common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

21. Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

22. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of January 5, 2018, there were 67,656,026 shares of Company common stock outstanding. All members of the Class may be identified from records maintained by Ignyta or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

23. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a) Whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b) Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c) Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d) Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

24. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

25. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

26. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background

27. Ignyta is a biotechnology company focused on shrinking tumors and eradicating residual disease, which is the source of cancer relapse and recurrence, in specific patient populations. The Company is pursuing an integrated therapeutic (“Rx”) and companion diagnostic (“Dx”) strategy for treating cancer patients. The Company’s Rx efforts are focused on in-licensing or acquiring, then developing and commercializing molecularly targeted therapies that, sequentially, are the foundation for eliminating residual disease. Ignyta’s Dx efforts aim to pair these product candidates with biomarker-based companion diagnostics, designed to precisely identify, at the molecular level, patients who are most likely to benefit from the Company’s therapies.

28. Ignyta’s current pipeline of products currently includes: (i) entrectinib, formerly called RXDX-101, to which the Company acquired exclusive global development and commercialization rights under a license agreement with Nerviano Medical Sciences S.r.l. (“NMS”), that became effective in November 2013; (ii) RXDX-105 and RXDX-106, which are development programs that Ignyta acquired in an asset purchase transaction with Cephalon, Inc. in March 2015; and (iii) taladegib, to which the Company acquired exclusive global development and commercialization rights under a license agreement with Eli Lilly and Company in November 2015.

29. In May 2016, Ignyta determined to prioritize its resources and development efforts on its lead product candidate, entrectinib. Entrectinib is in a Phase 2 clinical study in molecularly defined patient populations for the treatment of solid tumors. If successful, this clinical trial will support dual New Drug Application (“NDA”) submissions in certain lung cancer indications in 2018, with anticipated commercial launch in 2019.

30. On October 17, 2017, the Company announced interim clinical data from the Company’s STARTRK-2 trial of entrectinib. The same day, the Company also announced that the

European Medicines Agency had granted Priority Medicines designation (“PRIME”) to entrectinib in the treatment of NTRK fusion-positive, locally advanced or metastatic solid tumors in adult and pediatric patients who have either progressed following prior therapies or who have no acceptable standard therapy. The PRIME initiative gave the Company the possibility of accelerating assessment of the Marketing Authorisation Application for entrectinib, and engaging in early discussion with the European Medicines Agency and health technology assessments regarding reimbursement pathways.

The Sale Process

31. From January 2016 through December 2017, the Company initiated discussions with 25 pharmaceutical companies, including Roche and companies referred to in the Recommendation Statement as “Party A” and “Party B,” regarding possible licensing opportunities related to the global development and commercialization of entrectinib. Ignyta entered into confidentiality agreements with 17 of these companies, yet the Recommendation Statement fails to disclose the terms of these confidentiality agreements, other than those executed with Roche, Party A and Party B, including whether they prevent any of these parties from submitting topping bids for the Company. Six companies submitted non-binding term sheets for regional or global licensing arrangements for entrectinib.

32. From May to September 2016, Ignyta and Roche discussed the potential licensing of entrectinib. In September 2016, Roche informed the Company it would no longer seek to license rights to entrectinib.

33. On October 28, 2017, defendant Lim had a call with a corporate development executive at Party A to discuss an acquisition of the Company as a possible option.

34. Between November 14, 2017 and November 27, 2017, BofA Merrill Lynch contacted 11 parties, including Party A and Party B, to gauge their interest in a potential acquisition of the Company.

35. On November 17, 2017, Party B submitted a non-binding term sheet related to a license to develop and commercialize entrectinib in all markets outside the United States.

36. On November 30 and December 1, 2017, Roche informed the Company it was interested in participating in the Company’s strategic process.

37. On December 6, 2017, Party A submitted an indication of interest to acquire the Company for $23.00 per share. On December 13, 2017, Party A submitted its final proposal to acquire the Company for $25.00 per share.

38. On December 16, 2017, Roche’s head of Partnering informed defendant Lim that Roche was interested in acquiring the Company for $1.7 billion, which she believed represented between $25.00 and $27.00 per share. The next morning, Roche indicated that its senior management had approved a verbal indication of interest to acquire Ignyta for $27.00 per share.

39. Over the next few days, the Company continued discussions with each of Roche and Party A. On December 20, 2017, Roche submitted a written proposal to acquire the Company for $27.00 per share.

40. At a December 21, 2017 Board meeting, each of BofA Merrill Lynch and J.P. Morgan rendered their fairness opinions. The Board approved the Merger Agreement and the parties then executed the Merger Agreement.

The Proposed Transaction

41. On December 22, 2017, following entry into the Merger Agreement, Ignyta and Roche issued a joint press release announcing the Proposed Transaction, which stated, in relevant part:

SAN DIEGO—Roche (SIX: RO, ROG; OTCQX: RHHBY) and Ignyta, Inc. (NASDAQ: RXDX) today announced they have entered into a definitive merger agreement for Roche to fully acquire Ignyta at a price of US$ 27.00 per share in an all-cash transaction. This corresponds to a total transaction value of US$ 1.7 billion on a fully diluted basis. This price represents a premium of 74% to Ignyta’s closing price on 21 December 2017 and a premium of 71% and 89% to Ignyta’s 30-day and 90-day volume weighted average share price on 21 December 2017, respectively. The merger agreement has been unanimously approved by the boards of Ignyta and Roche.

Under the terms of the merger agreement, Roche will promptly commence a tender offer, to acquire all outstanding shares of Ignyta common stock, and Ignyta will file a recommendation statement containing the unanimous recommendation of the Ignyta board that Ignyta’s shareholders tender their shares to Roche.

Ignyta, based in San Diego, California, is focused on precision medicine in oncology aiming to test, identify, and treat patients with cancers harbouring specific rare mutations.

Ignyta’s lead molecule entrectinib is an orally bioavailable, CNS-active tyrosine kinase inhibitor being developed for tumours that harbor ROS1 or NTRK fusions. An ongoing pivotal phase 2 clinical trial will support, if successful, dual NDA submissions. Entrectinib targets tumours with one of two genetically defined gene rearrangements: ROS1 fusions in non-small cell lung cancer (NSCLC), and NTRK fusions across a broad range of solid tumours.

In the recently announced interim data including patients from the STARTRK-2 trial, in patients with ROS1 fusion-positive advanced NSCLC, entrectinib demonstrated a 78 percent (25 out of 32; by Investigator) and 69 percent (22 out of 32; by blinded independent central review, BICR) confirmed objective response rate (ORR). Entrectinib also showed a median duration of response of 28.6 months and median progression free survival of 29.6 months in this population, with 53 percent of patients remaining on study. Moreover, entrectinib showed 83 percent (5 out of 6 by BICR) confirmed intracranial ORR in patients with measurable brain metastases. Safety was consistent with previous studies of entrectinib. With over 200 patients treated at the recommended phase 2 dose, most adverse events (AEs) were Grade 1-2 and reversible, and only 3 percent of patients discontinued from the study due to treatment-related AEs. The program is tracking towards dual NDA submissions in NTRK tumour-agnostic and ROS1 NSCLC, if supported by clinical data, with an anticipated US commercial launch in both indications thereafter.

Commenting on the transaction, Daniel O’Day, CEO Roche Pharmaceuticals, said, “Cancer is a highly complex disease and many patients suffer from mutations which are difficult to detect and treat. The agreement with Ignyta builds on Roche’s strategy of fitting treatments to patients and will allow Roche to broaden and strengthen its oncology portfolio globally.”

Ignyta will continue its operations in San Diego and be responsible for the ongoing pivotal study of entrectinib to ensure this important medicine reaches patients without delay. Commenting on the transaction, Ignyta’s Chairman, CEO, and Co-Founder, Jonathan E. Lim, said, “Ignyta has been singularly focused on developing precisely targeted therapeutics guided by diagnostics for patients with rare cancers. We are excited that Roche, the global leader in both oncology and personalised healthcare, recognises this powerful approach and shares our passion for advancing entrectinib for the benefit of patients.”

Terms of the agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of Ignyta’s common stock at a price of US$ 27.00 per share in cash. The closing of the tender offer will be subject to a majority of Ignyta’s outstanding shares being tendered in the tender offer. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following completion of the tender offer, Roche will acquire all remaining shares at the same price of US$ 27.00 per share through a second step merger. The closing of the transaction is expected to take place in the first half of 2018.

Insiders’ Interests in the Proposed Transaction

42. Ignyta and Roche insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Ignyta.

43. The Company’s directors and executive officers will receive substantial cash consideration in connection with tendering their shares of Company common stock in the Tender Offer. Notably, defendant Lim stands to receive over $92 million in connection with tendering their shares of Company common stock.1 Moreover, the Company entered into an agreement with defendant Lim pursuant to which, if an excise tax is imposed on defendant Lim under Section 4999 of the Internal Revenue Code as a result of any compensation or benefits provided to him in

[1]	Including 3,350,000 Shares held by City Hill Venture Partners I, LLC, with respect to which defendant Lim has sole voting and investment control.

connection with the Proposed Transaction, he will be entitled to a tax gross-up payment in an amount equal to such excise tax. The following table sets forth the cash consideration payable to the Company’s executive officers and directors in connection with tendering their shares of Ignyta common stock:

Name	Number of Shares		Consideration Payable in Respect of Shares
Executive Officers
Jonathan E. Lim, M.D.	3,431,237	(1)			$92,643,399	(1)
Zachary Hornby	92,781				2,505,087
Jacob Chacko, M.D.	16,438				443,826
Christian V. Kuhlen, M.D.	2,185				58,995
William McCarthy	2,365				63,855
Pratik Multani, M.D.	—				—
Valerie Harding Start, Ph.D.			3,434		92,718
Non-Employee Directors
James Bristol, Ph.D.			21,845	(2)	589,815	(2)
Alexander Casdin			806,464	(3)	21,774,528	(3)
Heinrich Dreismann, Ph.D.			—		—
James Freddo, M.D.			3,000		81,000
Steven Hoerter			—		—

44. In addition, pursuant to the Merger Agreement, each outstanding Company stock option and restricted stock unit will become fully vested and converted into the right to receive cash payments. The following tables set forth the consideration the Company’s directors and executive officers stand to receive in connection with accelerated vesting of their unvested equity-based awards:

Name	Number of Vested Company Stock Options Held	Consideration Payable in Respect of Vested Company Stock Options	Number of Unvested Company Stock Options Held	Consideration Payable in Respect of Unvested Company Stock Options	Total Consideration Payable in Respect of Company Stock Options
Executive Officers
Jonathan E. Lim. M.D.	502,917	$10,530,958	117,083	$2,479,042	$13,010,000
Zachary Homby	340,000	7,324,900	58,000	1,228,460	8,553,360
Jacob Chacko M.D.	254,833	5,032,301	70,367	1,452,283	6,484,584
Christian V. Kuhlen, M.D.	66,250	1,411,750	118,750	2,531,250	3,943,000
William McCarthy	112,500	1,638,500	137,500	2,173,500	3,812,000

Pratik Multani. M.D.	154,167	3,115,000	95,833	1,975,000	5,090,000
Valerie Harding Start Ph.D.	129,167	1,729,333	120,833	1,846,667	3,576,000
Non-Employee Directors
James Bristol Ph.D.	39,000	751,950	20,000	373,000	1,124,950
Alexander Casdin	70,666	1,562,332	20,000	373,000	1,935,332
Heinrich Dreismann Ph.D.	70,666	1,564,392	20,000	373,000	1,937,932
James Freddo M.D.	50,666	1,022,183	20,000	373,000	1,395,183
Steven Hoerter	8,000	164,800	27,666	547,171	711,971

Name	Number of Company RSUs Held	Consideration Payable in Respect of Company RSUs
Executive Officers
Jonathan E. Lim, M.D.	89,624	$2,419,848
Zachary Hornby	72,967	1,970,109
Jacob Chacko, M.D.	54,134	1,461,618
Christian V. Kuhlen, M.D.	19,834	535,518
William McCarthy	19,834	535,518
Pratik Multani, M.D.	74,134	2,001,618
Valerie Harding Start, Ph.D.	25,754	695,358
Non-Employee Directors
James Bristol, Ph.D.	—	—
Alexander Casdin	—	—
Heinrich Dreismann, Ph.D.	—	—
James Freddo, M.D.	—	—
Steven Hoerter	—	—

45. Further, if they are terminated in connection with the Proposed Transaction, Ignyta’s named executive officers stand to receive substantial cash severance payments, as set forth in the following table:

Name	Cash Severance Payment (1)	COBRA Premiums (2)
Jonathan E. Lim, M.D.	$1,665,000	$59,736
Zachary Hornby	604,800	21,872
Jacob Chacko, M.D.	552,150	6,938
Christian V. Kuhlen, M.D.	483,300	9,517
William McCarthy	461,700	29,631
Pratik Multani, M.D.	583,200	21,872
Valerie Harding Start, Ph.D.	461,700	20,809

The Recommendation Statement Contains Numerous Material Misstatements or Omissions

46. The defendants filed the materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to Ignyta’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares or seek appraisal in connection with the Proposed Transaction.

47. Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) Ignyta’s financial projections; (ii) the sale process that resulted in the Proposed Transaction; (iii) the valuation analyses performed by BofA Merrill Lynch and J.P. Morgan in support of their fairness opinions; and (iv) potential conflicts of interest of Company insiders. Accordingly, Ignyta’s stockholders are being asked to tender their shares in favor of the Proposed Transaction without all material information at their disposal.

Material Omissions Concerning Ignyta Management’s Financial Projections

48. The Recommendation Statement is materially deficient because it fails to disclose material information relating to Ignyta’s intrinsic value and prospects going forward.

49. The Recommendation Statement fails to disclose: (i) the estimated unlevered free cash flows to be generated by each of the Company’s products and product candidates, in each case from 2018 through 2032, for each of the “Unadjusted Long-Term Forecast”, “PoS Adjusted Long-Term Forecast”; and “PoS Adjusted Long-Term Forecast – Pending Tax Law Case” and (ii) Company management’s assumptions regarding the probability of success of the products currently under development by the Company, to derive the “PoS Adjusted Long-Term Forecast” and quantification of the probabilities, assigned by Company management, of achieving regulatory success and/or commercial success with its products and the sources of the quantification of the probabilities assigned by Company management.

50. The omission of this information renders the statements in the “Certain Projections” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Sale Process

51. The Recommendation Statement also fails to disclose or misstates material information relating to the sale process leading up to the Proposed Transaction.

52. The Recommendation Statement fails to indicate whether the formal confidentiality agreements the Company entered into with seventeen companies between January 2016 and December 2017 to facilitate detailed discussions concerning entrectinib and potential transaction terms contained standstill provisions that are still in effect and/or “don’t-ask-don’t-waive” standstill provisions that are presently precluding these companies from making a topping bid for the Company. Such information is material to Ignyta stockholders as a reasonable Ignyta stockholder would find it material and important to their tender or appraisal decision whether or not parties that had previously been interested in a potential transaction with the Company are now foreclosed from submitting superior proposals.

53. The omission of this information renders the statements in the “Background and Reasons for the Company Board’s Recommendation” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning BofA Merrill Lynch and J.P. Morgan’s Financial Analyses

54. The Recommendation Statement also describes BofA Merrill Lynch and J.P. Morgan’s fairness opinions and the various valuation analyses it performed in support of their opinions. However, the description of BofA Merrill Lynch and J.P. Morgan’s fairness opinions and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Ignyta’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on BofA Merrill Lynch and J.P. Morgan’s fairness opinions in determining whether to tender their shares in favor of the

Proposed Transaction or seek appraisal. This omitted information, if disclosed, would significantly alter the total mix of information available to Ignyta’s stockholders.

55. For example, with respect to BofA Merrill Lynch’s Selected Publicly Traded Companies Analyses, the Recommendation Statement fails to disclose the individual multiples for each of the selected public companies analyzed by BofA Merrill Lynch, as well as the benchmarking analyses for Ignyta in relation to the companies examined and the financial operating characteristics and other factors observed by BofA Merrill Lynch.

56. Similarly, with respect to BofA Merrill Lynch’s Selected Transactions Analysis, the Recommendation Statement fails to disclose the individual multiples for each of the selected transactions analyzed by BofA Merrill Lynch, as well as any benchmarking analyses BofA Merrill Lynch performed for Ignyta in relation to the target companies.

57. With respect to BofA Merrill Lynch’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose (i) the inputs and assumptions underlying the discount rate range of 12.25% to 16.25%; and (ii) the metric that the perpetuity growth rate ranges were applied to in order to derive the terminal value for the Company.

58. With respect to J.P. Morgan’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the inputs and assumptions underlying the discount rate range of 11.00% to 15.00%.

59. The omission of this information renders the statements in the “Opinion of the Company’s Financial Advisors” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Company Insiders’ Potential Conflicts of Interest

60. Further, the Recommendation Statement fails to disclose material information concerning the potential conflicts of interest faced by Ignyta insiders.

61. The Recommendation Statement discloses that “it is possible that [Roche] or its affiliates may enter into service, employment or other arrangements with the Company’s directors or executive officers in the future.” Recommendation Statement at 10. Yet, the Recommendation Statement fails to disclose the details of any employment related discussions and negotiations that occurred between Roche and Ignyta executive officers, including who participated in all such communications, when they occurred, and their content, as well as whether any of Roche’s prior proposals or indications of interest mentioned management retention.

62. Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

63. The omission of this information renders the statements in the “Past Contracts, Transactions, Negotiations and Agreements,” “Arrangements with Current Executive Officers and Directors of the Company,” and “Background of the Offer,” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

64. The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to tender their shares in favor of the Proposed Transaction or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations of

Section 14(d) of the Exchange Act And SEC Rule 14d-9

65. Plaintiff repeats all previous allegations as if set forth in full.

66. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Ignyta stockholders to tender their shares in the Tender Offer.

67. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

68. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

69. Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

70. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision whether to tender their shares if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for

Violations of Section 14(e) of the Exchange Act

71. Plaintiff repeats all previous allegations as if set forth in full.

72. Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

73. Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender her shares pursuant to the Tender Offer.

74. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender its shares.

COUNT III

Class Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

75. Plaintiff repeats all previous allegations as if set forth in full.

76. The Individual Defendants acted as controlling persons of Ignyta within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Ignyta and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

77. Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

78. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

79. In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

80. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

81. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor on behalf of Ignyta, and against defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: January 12, 2018	WEISSLAW LLP
Joel E. Elkins

	By:	/s/ Joel E. Elkins
Joel E. Elkins
9107 Wilshire Blvd., Suite 450
Beverly Hills, CA 90210
Telephone: 310/208-2800
Facsimile: 310/209-2348
-and-
Richard A. Acocelli
1500 Broadway, 16th Floor
New York, NY 10036
Telephone: 212/682-3025
Facsimile: 212/682-3010

Attorneys for Plaintiff and the Proposed Class

CERTIFICATION PURSUANT TO FEDERAL SECURITIES LAWS

The undersigned certifies as follows:

1. I have reviewed the complaint in this matter against Ignyta, Inc. (“lgnyta”) and others and authorized the filing thereof.

2. I did not purchase the security that is the subject of this action at the direction of counsel or in order to participate in any private action.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. My transactions in Ignyta securities that are the subject of the complaint during the class period specified in the complaint are set forth in the chart attached hereto.

5. I have not sought to serve or served as a class representative under the federal securities laws in the last three years, other than as listed below (if any):

6. I will not accept any payment for serving as a representative party beyond the undersigned’s pro rata share of any recovery, except as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I hereby certify, under penalty of perjury, that the foregoing is true and correct.

/s/ Michael R. Wimberly Manager
Michael R. Wimberly Manager (Jan 11, 2018)
Michael R. Wimberly as Manager of Wimberly Ventures, LLC

Transaction (Purchase or Sale)	Trade Date	Quantity	Price per Share
Purchase	02/21/2017	200	9.64